Exhibit 99.3


Diodes Incorporated
                             FOR IMMEDIATE RELEASE

Diodes Announces Launch of Comprehensive Line of Pre-biased Transistors o Major expansion of multi-chip product line for targeted, high-volume markets

Westlake  Village,  California  - July 9,  2002 - Diodes  Incorporated  (Nasdaq:
DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the communications, computing, industrial, consumer electronics and automotive markets, today announced the release of a comprehensive range of single and dual pre-biased transistors. The new devices are NPN and PNP small-signal bipolar transistors with the resistor bias circuitry integrated into the transistor chip.

Diodes' development efforts have been increasingly focused on subminiature arrays targeted for specific applications requiring valuable space savings. The new pre-biased transistors are ideal for a variety of battery-powered applications such as cellular phones, laptop computers, digital cameras, pagers and PDAs where space is at a premium. They are also used extensively in applications such as TFT displays, camcorders, video game consoles and set-top boxes.

"The launch of this all-encompassing series of single and dual pre-biased transistors is another important milestone for our company and significantly enhances our application-specific multi- chip array capabilities," said Mark King, VP of Sales and Marketing at Diodes Incorporated. "These pre-biased transistors are typically high volume items with a broad range of end market applications and they fill a gap in Diodes' product line. This is an important step in our product road map to become the first name that our customers think of for advanced, surface-mount discrete devices and arrays."

Integrating the transistor with the two bias resistors into one compact package offers significant advantages over the more traditional approach of using a bipolar transistor and two separate bias resistors, including reduced PCB real estate, improved logistics and increased reliability.

King continued, "We have essentially tripled the number of chips we are integrating in a single, sub-miniature package, enabling engineers to reduce part count, board space and placement cost."

The new pre-biased 100mA-rated NPN and PNP devices cover the full range of resistor value and ratio combinations and are being made available in four popular surface mount package styles - the SOT523, SOT323, SOT-23 and SC-59 - with 58 individual part numbers available in each of the four packages.

The dual versions are configured as dual NPN, dual PNP or dual complementary pairs and are available in the six pin SOT363 or six pin SOT-26/ SC-74R packages with 42 different part numbers. In addition, Diodes Incorporated has plans to introduce 500mA NPN and PNP pre-biased transistors and mixed NPN/PNP Power Management pre-biased transistors.

Data  sheets  for a full line of  pre-biased  transistors  including  NPN,  PNP,
complementary   pairs   and   duals  can  be  found  at   Diodes'   website   at
http://www.diodes.com/products/

For more information, visit http://www.diodes.com or contact Diodes' customer service at 800-446-4874 or email at info@diodes.com.

About Diodes Incorporated
Diodes Incorporated (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, industrial, consumer electronics and automotive markets. The Company operates three Far East subsidiaries, Diodes-China (QS-9000 and ISO-14001 certified) in Shanghai, Diodes-Taiwan (ISO-9000 certified) in Taipei, and Diodes-Hong Kong. Diodes-China's manufacturing focus is on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. Diodes-Hong Kong covers sales warehouse and logistics functions. The Company's 5" wafer foundry, Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Safe Harbor  Statement  Under the Private  Securities  Litigation  Reform Act of
1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as implementation and market reception to new product announcements, fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Source:  Diodes Incorporated
CONTACT:  Crocker Coulson, Partner, Coffin Communications Group;
(818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Inc.; (805) 446-4800 Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.
                                                           # # #